555 IH 35 South, Suite 500 – New Braunfels, Texas 78130 – (830) 626-5200

January 18, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561
Attn: Jennifer Thompson, Accounting Branch Chief Office of Consumer Products

Re:          Rush Enterprises, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

File No. 000-20797

Dear Ms. Thompson:

On behalf of Rush Enterprises, Inc. (the “Company”), set forth below are the Company’s responses to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated December 16, 2016 to W.M. “Rusty” Rush, President and Chief Executive Officer of the Company, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015 filed February 29, 2016 (the “Form 10-K”). For your convenience, the text of the Staff’s comments is set forth below in bold followed by the Company’s responses.

Introduction:

As will be explained in greater detail in our following responses to the Staff’s comments, W.M. “Rusty” Rush, the Company’s President, Chief Executive Officer and Chairman of the Board, is the Company’s Chief Operating Decision Maker.

The Company has one reportable segment, the “Truck Segment,” which includes the Company’s operation of a network of over 100 commercial vehicle dealerships that provide an integrated one-stop source for the commercial vehicle needs of its customers, including retail sales of new and used commercial vehicles; aftermarket parts, service and body shop facilities; sales of CNG fuel systems; and a wide array of financial services, including the financing of new and used commercial vehicle purchases, insurance products and truck leasing and rentals. All of these products and services are marketed and sold through the Company’s dealerships.

Mr. Rush allocates resources and assesses the Company’s financial performance on a consolidated basis in his capacity as Chief Operating Decision Maker. Although Mr. Rush reviews monthly and daily trend reports of multiple metrics to maintain his awareness of current market conditions, the key metric that Mr. Rush utilizes to review performance and make decisions regarding the allocation of resources is the Company’s operating income on a consolidated basis.

U.S. Securities and Exchange Commission
Division of Corporate Finance

January 18, 2017

The Company’s dealerships have a national customer base, many of whom conduct business at multiple dealerships throughout the Company’s network because they operate commercial vehicles across the United States. Many of the Company’s customers also own vehicles manufactured by multiple brands that the Company represents. Our nationwide dealership network is the key to our business strategy. For example, many brands of commercial vehicles share common mechanical components (e.g., the same engines and transmissions). By operating our “Rush Truck Center” branded dealerships as a national network, we are able to provide service and sell parts to our national customer base, regardless of truck brand, in addition to selling or leasing commercial vehicles to such customers.

Please note that while the Company is organized by product lines and geographic areas, this organizational structure was established to facilitate personnel management and satisfy the requirements of one of the manufacturers the Company represents. The Company’s product lines and geographic areas are not evaluated separately or singularly by Mr. Rush when making operating decisions affecting the Company or when assessing the Company’s performance.

To support our nationwide network of dealerships, the Company performs many operational and administrative functions for its dealership network through centralized departments that are located at the Company’s corporate headquarters. Examples of centralized operational functions that perform services for all of the Company’s dealerships include the following:

●	a Purchasing Department that is responsible for national purchase contracts for parts inventory, shop supplies, uniforms and other materials consumed by and sold through our network of dealerships;
●	new and used commercial vehicle inventory purchasing decisions are made by the CODM, who also approves the distribution of such vehicles across our network of dealerships;
●	large new and used commercial vehicle fleet sales negotiations are conducted by the CODM, who also approves which dealerships within the network will fulfill the orders;
●	a Warranty Department that processes and submits warranty claims to the manufacturers the Company represents at all of its dealerships;
●	RushCare, a department that operates a customer call center for parts and service inquiries from customers of all of the Company’s dealerships; and
●	National Accounts teams that coordinate the sale of commercial vehicles, parts and service to our key customers that operate throughout the United States through our dealership network.

The Company also has revenues attributable to three other operating segments. These segments include a retail tire company, an insurance agency and a guest ranch operation. These segments are not reportable because they do not meet the quantitative thresholds for determining reportable segments.

U.S. Securities and Exchange Commission
Division of Corporate Finance

January 18, 2017

Responses to the Staff’s Comments

Financial Statements and Supplementary Data

Note 18. Segments, page 73

1.

It appears that your Truck reportable segment also represents a single operating segment. Please tell us how you determined that your Truck reportable segment does not contain multiple operating segments by addressing the following comments:

•	Tell us the title and describe the role of your Chief Operating Decision Maker (CODM) and each of the individuals who report to the CODM.

Response:

The Company’s Chief Operating Decision Maker is W.M. “Rusty” Rush (referred to herein as the “CODM”), who serves as the Company’s President, Chief Executive Officer and Chairman of the Board. The Company’s major operational and financial decisions are made by the CODM, who evaluates the Company’s operating results to assess performance and allocates resources across the Company. The CODM does not make significant resources allocation decisions at a dealership, region or product-line level, but instead considers the Company’s operating results across the Truck Segment, as represented by operating income. Examples of major decisions that are made exclusively by the CODM include decisions related to business acquisitions, construction of new dealerships, significant renovations or expansions of existing dealerships and all other significant capital expenditures. In addition, he also makes many of the day-to-day operational decisions, as further described herein. The titles and primary role of each of the individuals who report to the CODM are set forth below.

Michael J. McRoberts serves as Senior Vice President and Chief Operating Officer of the Company. Mr. McRoberts oversees the Company’s parts, service and body shop operations across its dealership network. Mr. McRoberts also oversees several functional teams at the Company’s corporate headquarters that are primarily dedicated to assist each dealership’s parts, service and body shop departments across our network of dealerships through the establishment of best practices and the centralization of certain functions.

Scott Anderson serves as Senior Vice President – Finance, Insurance and Leasing of the Company. Mr. Anderson oversees the Company’s commercial vehicle rental and leasing operations and the Finance and Insurance departments at our dealerships. In addition, Mr. Anderson also oversees the Company’s Ethics & Compliance Department and Rush Truck Insurance Services, an independent insurance agency and a separate, non-reportable (based on size) operating segment of the Company.

James E. Thor serves as Senior Vice President – Retail Sales and Marketing of the Company. Mr. Thor’s primary role is to oversee the Company’s new and used commercial vehicle sales efforts, including the new and used truck sales operations across our dealership network.

Steven L. Keller serves as Senior Vice President, Chief Financial Officer and Treasurer of the Company. Mr. Keller oversees the Company’s Accounting and Payroll Departments. Mr. Keller provides financial information and support to Mr. Rush to enable him to make financial decisions for the Company.

Derrek Weaver serves as Senior Vice President, General Counsel and Corporate Secretary of the Company. Mr. Weaver oversees the Company’s Legal and Human Resources departments.

Martin A. Naegelin, Jr. serves as Senior Vice President of the Company. Mr. Naegelin oversees the Company’s Information Technology and Real Estate departments.

William Spradling serves as the Company’s Director of Specialty Markets. Mr. Spradling oversees a group of sales professionals who sell and rent commercial vehicles with cranes and other apparatus attached to them through our network of dealerships.

Christopher Simpson serves as the General Manager of the Company’s Perfection Equipment operation and oversees our Custom Vehicle Solutions operations that specialize in the installation of equipment, conversions, modifications and pre-delivery inspections on new commercial vehicles, which are generally sold through our network of dealerships.

U.S. Securities and Exchange Commission
Division of Corporate Finance

January 18, 2017

Larry Sanders, General Manager of World Wide Tires, oversees the Company’s retail tire outlets, which constitute a separate, non-reportable (based on size) operating segment of the Company.

Greg Henicke, Ranch Manager of the Company’s guest ranch, oversees the Company’s guest ranch, which is a separate, non-reportable (based on size) operating segment of the Company.

Additionally, the pilot of the Company’s corporate aircraft and a part-time truck salesperson, who is involved in sales to certain large fleet accounts, also report to Mr. Rush.

•	Identify and describe the role of each of your segment managers.

Response:

Mr. Rush is also the segment manager of the Company’s Truck Segment. Mr. Rush makes the day-to-day operational decisions for the Company’s Truck Segment after consulting with his direct reports. These decisions include personnel decisions down to the Regional General Manager level (as described in the Company’s response to the fourth bullet point below), pricing decisions on large, non-routine commercial vehicle sales transactions, purchase decisions on large new and used commercial vehicles for inventory purposes, leasing and parts inventory purchases and essentially any other non-routine decisions that must be made regarding the operations of the Company’s Truck Segment.

The segment manager for the Company’s retail tire company is Mr. Sanders. The segment manager for the Company’s insurance agency is Mr. Anderson. The segment manager for the Company’s guest ranch is Mr. Henicke. The segment managers for these operating segments are responsible for the day-to-day operations of these segments. Major financial and other operational decisions related to these segments are made by the CODM.

•

Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

Response:

The CODM has meetings with the Senior Vice Presidents of the Company every two weeks. The primary purpose of these meetings is to discuss strategic initiatives and seek approval from the CODM for capital expenditures. Aside from information related to any capital expenditures to be considered in the meeting, there are no financial reports prepared specifically for the CODM to review for these meetings. Financial information, other than the approval of capital expenditures, is not typically discussed in these meetings. The Company’s Vice President and Chief Information Officer, Vice President – Business Process & Planning and Director – Strategic Planning also regularly attend these meetings.

On a monthly basis, the CODM meets in one-on-one meetings with Messrs. Anderson, Thor and McRoberts to discuss the overall financial performance and business operations of the dealership network.

These meetings are generally held at the beginning of the month before the Company’s operating income for the prior month has been computed. While operating income is the key financial metric upon which the CODM basis his managerial decisions, prior to these monthly meetings the CODM reviews trend reports that show the following aggregated (at a consolidated Truck Segment level) financial information: (a) monthly unit sales of new and used commercial vehicles; (b) monthly gross profit on new and used commercial trucks sales; and (c) daily gross profit on parts, service and body shop sales. During these monthly meetings, Messrs. Anderson, Thor and McRoberts each discuss the overall operations of the dealership network that they oversee.

U.S. Securities and Exchange Commission
Division of Corporate Finance

January 18, 2017

Following the monthly meetings with Messrs. Anderson, Thor and McRoberts, Mr. Keller provides the CODM with a report detailing the consolidated operating income and overhead expenses of the Company, which includes operating income and overhead expenses by location. The CODM also meets with Mr. Keller on a monthly basis to review the Company’s results of operations for the prior month, or when applicable, quarter. During these monthly meetings with Mr. Keller, the CODM focuses his review on changes in the Company’s consolidated operating income at the Truck Segment level from the prior month that vary significantly from his expectations, which are based on information discussed in his monthly meetings with Messrs. Anderson, Thor and McRoberts.

During their monthly meetings with the CODM, Messrs. Anderson, Thor, McRoberts and Keller only discuss the performance of an individual dealership if a dealership had a significant positive or negative impact on the aggregate operating income of the Company, compared to the most recently reported month or quarter, when applicable. Dealership level detail is provided so that the CODM’s direct reports can efficiently identify the dealerships that had the largest impact on any unexpected results.

In addition, the CODM meets regularly and in some cases, daily, with all of his direct reports on an informal basis to discuss day-to-day operating matters and keep informed about the activities in their respective areas of responsibility. The CODM does not review specific financial information prior to these meetings.

•

Tell us who is held accountable for each dealership and each relevant subset of dealerships, such as at the brand and regional levels, along with the title and role of the person each of these individuals reports to in the organization.

Response:

The General Manager of each dealership is accountable for their dealership. The Company’s organizational structure above the dealership General Manager level exists to facilitate personnel management in a manner that satisfies the requirements of the manufacturers the Company represents. Our dealerships are divided into two divisions – the Navistar Division and the Peterbilt Division. However, within these two divisions, the Company has over thirty dealerships that carry multiple brands of commercial vehicles (including Ford, Isuzu, Hino, Fuso and certain additional bus manufacturers) in addition to Navistar or Peterbilt vehicles, as the case may be. In addition, every dealership sells parts manufactured by multiple original equipment manufacturers (“OEMs”) and not just parts manufactured by the commercial vehicle OEM that a particular dealership represents. Each dealership also sells various “all makes” parts. Moreover, the service departments of each dealership generally provide service to all makes and models of commercial vehicles, rather than just the models of a commercial vehicle OEM that a particular dealership represents.

Although the Company’s organizational structure is divided by brand, this was not done for purposes of making operating decisions or assessing performance and does not influence resource allocation decisions made by the CODM, nor is financial information aggregated at a brand level for the CODM. The Navistar Division was created in 2010 when we acquired a group of Navistar dealerships in Utah and Idaho because management at Navistar, Inc. requested that we put someone in day-to-day operational control of our Navistar dealerships that did not have any involvement in the operations of our Peterbilt dealerships. Navistar made this request primarily to ensure that certain confidential information, including pricing and product development information, was not shared with individuals responsible for the day-to-day operations of Peterbilt dealerships. Following this change in operating structure, the Company reassessed the identification of its operating segments and concluded that its commercial vehicle dealership network remained a single operating segment. The reporting structure within each division varies slightly, as explained below.

U.S. Securities and Exchange Commission
Division of Corporate Finance

January 18, 2017

The dealerships within the Peterbilt Division are organized into regions to facilitate personnel management. The dealership General Managers within each region report to a Regional General Manager, who is accountable for the dealerships within their region. The Regional General Managers in the Peterbilt Division report to Corey Lowe, Senior Vice President – Peterbilt Dealerships. Mr. Lowe reports to Mr. McRoberts. Our Peterbilt Division is divided into 11 regions that each contain between 2 and 10 dealerships.

The dealerships within the Navistar Division are organized into districts, which are then organized into regions, to facilitate personnel management. The dealership General Managers within each district report to either a District General Manager or, if the district does not contain many dealerships, a Regional General Manager, who is accountable for the dealerships within the district. The District General Managers report to the Regional General Managers, who are accountable for dealerships within their region. The Regional General Managers in the Navistar Division report to Rich Ryan, Senior Vice President – Navistar Dealerships. Mr. Ryan reports to Mr. McRoberts. Our Navistar Division is divided into 4 regions, which are divided into 10 total districts that each contain between 1 and 11 dealerships.

In 2016, Mr. McRoberts was promoted to Senior Vice President and Chief Operating Officer of the Company. As a result of this key personnel change, the Company reassessed the identification of its operating segments and again concluded that its network of dealerships remained a single operating segment. Messrs. Lowe and Ryan, who oversee the day-to-day operations of the dealerships in the Peterbilt and Navistar Divisions, respectively, report to Mr. McRoberts because the dealership level parts, service and body shop operations that Mr. McRoberts ultimately oversees require substantial support from other departments at the Company’s corporate headquarters that Mr. McRoberts also oversees. These departments provide support to all of the Company’s dealerships, regardless of division, region, location or brands represented. For example, the Company’s Procurement Department reports to Mr. McRoberts and is responsible for procuring all of the parts that are sold at all of our dealerships. In addition, the Company’s Warranty Department reports to Mr. McRoberts and is responsible for submitting all of the dealerships’ warranty claims to all of the manufacturers we represent. This reporting structure enables Messrs. McRoberts, Lowe and Ryan to work together to resolve the majority of operational issues that impact all of our dealerships and maintain operational consistency across our network of dealerships, irrespective of the brands represented or geographic location of the dealerships.

•	Describe the information regularly provided to the CODM and how frequently it is prepared.

Response:

The financial information that is regularly provided to Mr. Rush is described in the Company’s response to the third bullet point above and the sixth bullet point below.

U.S. Securities and Exchange Commission
Division of Corporate Finance

January 18, 2017

•	Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

Response:

The Company holds in-person Board of Director meetings four times per year. The members of the Board of Directors, including the CODM, are regularly provided the following financial information:

(a)	consolidated financial statements for the Company for the most recently completed fiscal quarter;

(b)

a capital expenditure budget for the Company with detailed information about anticipated real estate and information technology expenditures that is broken out by physical location for real estate and location specific information technology projects or by project for information technology projects that impact multiple operations; and

(c)	a quarterly consolidated cash flow projection for the Company and a summary of the actual cash flow for the most recent quarter compared to the projection prior to the quarter.

In addition, the Board of Directors also receives a report that details the pre-tax income of each of the Company’s operating businesses, including each of its dealerships, subtotaled by regions, for the current year-to-date and the prior four years. This quarterly report was initiated at the request of one of the members of our Board of Directors (not the CODM) several years ago and does not result in operating decisions made by the Board of Directors or the CODM.

The Board of Directors, including the CODM, also reviews the Company’s consolidated financial statements included in its earnings releases, Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q before each document is filed with the Commission.

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

Response:

The CODM establishes budget goals for the following: new and used commercial vehicle sales revenue and gross profit; parts, service and body shop gross profit; and overhead expenses. Budgets are initially prepared by the individuals in the Company responsible for each cost center, which include the General Managers of each dealership or operating business and executives responsible for the various departments at the Company’s corporate headquarters.

The dealership budgets are initially reviewed by the Regional General Manager to whom the dealerships report, who then submits them to Messrs. Naegelin, Lowe, Ryan, McRoberts and Keller. Conference calls are scheduled to discuss dealership level budgets that do not comply with the goals set by the CODM, but the CODM does not participate in any dealership level budget reviews or conference calls. The purpose of these conference calls is to ensure that the consolidated budget for all of the Company’s dealerships meets the budget goals established by the CODM.

Prior to submitting the consolidated budget for the Company to the CODM, Mr. Keller meets with executives responsible for budgets for the various departments at the Company’s corporate headquarters if the budgets do not comply with the CODM’s entity-wide budget goals. Mr. Keller then presents a consolidated budget for the Company to the CODM and highlights any variances from the budget goals established by the CODM. Upon receipt of this consolidated budget, the CODM meets with his direct reports to discuss the budgets for the corporate departments that they manage and approves the budgets as submitted or suggests revisions.

U.S. Securities and Exchange Commission
Division of Corporate Finance

January 18, 2017

•	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

Response:

The CODM does not normally include budget-to-actual variances as part of his periodic review process.

•	Describe the basis for determining the compensation for each of the individuals that report to the CODM.

Response:

The compensation of the individuals who report to the CODM consists of annual salary, an annual performance bonus and an annual equity award. The CODM makes recommendations to the Compensation Committee of the Company’s Board of Directors regarding the amount of each component of his direct reports’ compensation. The Compensation Committee of the Company’s Board of Directors ultimately determines the compensation for each of the individuals who report to the CODM.

The CODM does not use any formula for determining his compensation recommendations, nor does he base anyone’s compensation on any specific financial or operating goals. The CODM makes compensation recommendations based on his subjective evaluation of his direct reports’ performance and the Company’s financial and operating performance as a whole. None of the compensation for the individuals that report to the CODM is tied to the performance of any division or region within the Company.

* * * *

This concludes our responses to the Staff’s comments. If you have further questions, please do not hesitate to call me at (830) 302-5209, or you may send me an email at weaverd@rushenterprises.com.

Sincerely,

/s/ Derrek Weaver
Derrek Weaver Senior Vice President, General Counsel and Corporate Secretary

cc:          W.M. “Rusty” Rush

President, Chief Executive Officer and Chairman of the Board

Rush Enterprises, Inc.